FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                       For the month of July, 2007
                                31 July, 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing LTIP Awards released on 31 July, 2007





                       British Sky Broadcasting Group plc

                                (the "Company")


The Company announces that it received notification on 30 July 2007 from James Murdoch and Jeremy Darroch that awards were made on 30 July 2007 under the Company's Long Term Incentive Plan, over the following shares, at a nil cost per ordinary share:


James Murdoch     550,000
Jeremy Darroch    290,000


These awards will vest in full on 3 August 2009 provided that certain performance criteria are satisfied.


Enquiries:

Alex White
Assistant Company Secretary
Telephone: +44 (0)20 7705 3081


31 July 2007


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date:  31 July, 2007                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary